Via Edgar

Kristi Marrone

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Re:	Cedar Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 12, 2018
Form 8-K
Filed May 3, 2018
File No. 001-31817

Dear Ms. Marrone:

Cedar Realty Trust, Inc. (the “Company”) is responding to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter to Mr. Philip R. Mays, the Company’s Chief Financial Officer, dated May 21, 2018. The Staff’s comments are reproduced below in bold italics, followed in each case by the Company’s response.

1.	We note that you have presented Additional Disclosures (Pro-Rata Share) in your supplemental financial information. Please revise your disclosure to elaborate upon the context in which these measures are presented. Your disclosure should address whether the measures represent 1) your pro rata share of unconsolidated investments, 2) your consolidated results combined with your pro rata share of unconsolidated investments, or 3) are calculated in some other manner. If the measures are all derived from investments in unconsolidated joint ventures, please include disclosure acknowledging that you do not control the joint ventures and that the presentation of these assets, liabilities, revenues and/or expenses do not represent your legal claim to these items. In addition, please include a statement describing the usefulness of and limitations as to the use of such measures to investors. Provide us with your proposed disclosure to the extent that you intend to include Additional Disclosures (Pro-Rata Share) in future filings.

Response:

The Company previously had interests in unconsolidated investments. However, currently and for all periods presented in our supplemental financial information, we do not have any unconsolidated investments. Accordingly, in future filings, we will remove “Pro-Rata Share” from the caption and change it to “Additional Disclosures”. Further, we will include with the presentation of these additional disclosures the following note:

“These additional disclosures are presented to assist with understanding the Company’s real estate operations and capital requirements. These amounts should not be considered independently or as a substitute for the Company’s consolidated financial statements reported under GAAP.”

2.	We note that you present Same-Property NOI, but have not reconciled this non-GAAP financial measure to the most directly comparable GAAP measure. Please include the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K to the extent this measure is presented in future filings.

Response:

The Company will include the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K in future filings when we present Same-Property NOI.

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If, after your review of the above, you should have any additional questions or need any additional information, please contact me at (516) 944-4572. Thank you.

Sincerely,

/s/ PHILIP R. MAYS
Philip R. Mays
Executive Vice President, Chief Financial Officer and Treasurer